October 8, 2013

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Amendment No. 4 to Registration Statement on Form S-1 Filed October 8, 2013 File No. 333-189788

Dear Mr. Mancuso:

On October 8, 2013 Visualant, Incorporated (the “registrant”) filed with the SEC Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-189788.  We are filing Amendment No. 4 due to an error contained in Amendment No. 3 to the Registration Statement filed on October 7, 2013, which resulted in some of the information in the selling shareholder table on page 13 being inadvertently omitted.

Please note that Exhibits 23.1 and 23.2 do not bear an October 8, 2013 date.  At such time as all comments have been satisfactorily addressed and the Registration Statement has been cleared by the SEC, we will file any necessary updated consents.

Sincerely,

/s/ Ronald P. Erickson

Ronald P. Erickson, CEO
Visualant, Incorporated

cc:  James F. Biagi, Jr., Fifth Avenue Law Group, PLLC